ASML Operates in a Growing Lithography Market

Franki D’Hoore

Director Investor Relations

March 2006

Exhibit 99.5

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual
Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

ASML 2005 Summary

Overall semiconductor equipment market decreased by
nine percent in 2005

At ASML

Sales increased by three percent year on year

Net profit improved by 32 percent to EUR 311 million

Net cash from operations nearly tripled to EUR 711
million in 2005 versus 2004.

Litho Growth Opportunity - 3 Long term growth
contributors

Trend                                                                                                                                                                                  Effect on ASML

Semiconductor consumption

assume unit growth 8-10% per year                                        Capacity buys

Moore’s law continuation

leading to technology upgrades                                              Technology buys

Litho Average Selling Price

resultant from Moore’s law                                                                                        Higher ASP

Calculations

Assumptions

Fab based model - for each fab, each year:

Roadmaps (t)

Customer

litho

technology

productivity

Req’d. Production

Product

Volume (t)

Litho

Purchases

(#, $)

Req’d.

Litho tool set

Installed

base (t+1)

Next

year

3mma # Analog, Discrete
3mma # Memory, Micro,Logic
3mma Unit sales Analog Discrete
3mma Unit sales Memory, Micro, Logic
40
35
30
25
20
15
10
5
0
5.0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
1/1/1993
1/1/1994
1/1/1995
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005

ASML

Long term growth in semiconductors
for both advanced digital and analog, discrete

Assume long term
semiconductor unit growth
in 8-10% range (take: 9%)

Source: WSTS

Resolution (nm)
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Customer roadmaps

Model inputs

Source: ASML

10

100

DRAM

Flash

Logic, Foundry

DRAM (trend)

Flash (trend)

Logic, Foundry (trend)

Litho technology application

Technology as indication only, actual technologies used may vary

Source: ASML

EUV

ArF-i

EUV

ArF-i

90

65

45

32

22

Critical litho

KrF

ArF

ArF-i

EUV

EUV

Critical Metallization litho

KrF

KrF

ArF

ArF-i

ArF-i

Mid-critical litho

KrF

KrF

KrF

ArF

ArF-i

Implant litho

i-Line

KrF

KrF

KrF

ArF

90

65

45

32

22

Critical litho

ArF

ArF

ArF-i

EUV

Critical Metallization litho

KrF

ArF

ArF

ArF-i

ArF-i

Mid-critical  litho

KrF

KrF

KrF

ArF

ArF-i

Implant litho

KrF

KrF

KrF

KrF

ArF

Node

Node

Technology Unit Share (%)
70%
60%
50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
i-Line sales
KrF sales
ArF sales
EUV sales

ASML

WW litho sales - technology split

ArF is of growing
importance

Source: Dataquest (’00-’04), ASML fab based model (’05-’10)

Fraction of WW ArF Unit Sales
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2006
2007
2008
2009
2010
2011
2012
Dry
Wet

Growing importance of immersion

Immersion will become
the dominant ArF
technology

Source: ASML Fab based Model

Litho ASP (M$)
100.0
10.0
1.0
0.1
Litho ASP
Trend Litho ASP
Projected ASP
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009

Litho ASP continues to rise

Litho ASP continues to
rise at 10-15% per year

Source: Dataquest (’81-’04), ASML fab based model (’05-’10)

Relative litho cost per function
100%
10%
1%
350
250
180
130
90
65
45
32
22
Resolution node (nm)
[redacted]

ASML

Affordability

Litho cost per
function is 65% of
previous generation

Source: ASML Fab based Model

WW Litho Sales (M€)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

ASML

Growth projection lithography sales

Source: Average of Dataquest, VLSI Research and ASML fab based model

Average WW litho sales

ASML’s potential

Status quo

Natural growth
potential towards
4-5 B€ range

ASML’s
opportunity
window

Future litho market

Analysis of fab based model confirms a growth potential for

ASML towards 4-5 B€ range, under following assumptions:

8% to 10% IC unit growth

Continuing tool ASP growth, delivering lower cost
per function per historical trend

Flawless execution of ASML business model

2006 Outlook

Economy continues to perform stronger than
expected.

IC inventories low

Utilization rates remain high so little excess capacity

6 cycles working

Flash memory

DRAM

Foundry

Microprocessor

IDM’s

R&D

.

2006 forecast indicates high single digit growth

Average

2006 Semiconductor revenue forecast

0%

5%

10%

15%

20%

25%

iSupply

InStat

Dataquest

SIA

IDC

IC Insights

WSTS

VLSI Research

ML

Semico

Future Horizons

2006 Litho Unit Consumption Calculations Summary
- using ASML’s fab based model

      approx. 500

  Litho Units (incl Used) Required

            10%

  Semiconductor Units growth

             8%

  Semiconductor Revenues growth

Source: ASML

Last data point: December 2005

ASML’s fab based model requires several input assumptions that are open for challenge and discussion.

Commitment